Mail Stop 6010   August 21, 2008

Michael E. Tarvin, Esq.
Executive Vice President, General Counsel and Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

          Re: Select Medical Holdings Corporation
                   Registration Statement on Form S-1
                   Filed July 25, 2008
                   File No. 333-152514

Dear Mr. Tarvin:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

   2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

   3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the

filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Prospectus Summary, page 1

5. On pages 3 and 78 you make the statement that you have a diversified base of revenue. Your first risk factor on page 13, however, discusses your dependence on Medicare revenues and how Medicare accounts for almost half of your net operating revenues. Even though Medicare employs distinct payment methodologies, you are still heavily dependent on Medicare. Please revise your disclosure to provide additional support for your notion that you have a diversified base of revenue, or consider deleting such statements.

6. We refer to your statement on pages 3 and 78 that you have established a track record of improving the financial performance of your facilities due to your "disciplined" approach. Please describe what about your approach makes it "disciplined."

7. Please reconcile your reference to expense reduction on page 3 with the fact that your operating expenses increased in 2007 compared to 2006 and in the interim 2008 period as compared to the interim 2007 period.

8. Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide additional disclosure regarding any negative aspects of your experiences and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. Your current risk factors subsection is not sufficient.

Risk Factors, page 13

General

9. Many of your risk factors as currently written are overly technical and rely too much on jargon and acronyms. Please revise so that the description is provided in plain, clear English. For example, please consider the following:

- Avoid the use of industry jargon and describe what you mean by phrases such as "Medicare admissions thresholds" and "prospective payment systems."

- Avoid the use of acronyms, such as CMS, HIH, MSA, SCHIP, LTCH, LTCH-PPS, IPPS, LTC-DRG, SSO, DRG, RTI, IRF and GAO.

- Avoid long sentences.

10. We note that the registrant has a holding company structure and a substantial amount of indebtedness. You should include an appropriate risk factor that would disclose the amount of all material debts or debt securities, identify the obligor(s) and disclose any potentially adverse effects that shareholders could suffer.

11. We refer to your statement on page 96 that you must comply with standards relating to the privacy of individually identifiable health information. Please consider adding a risk factor to discuss the impact on your business of federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information. To that effect, we also note Select Medical Corporation's recent settlement with the Texas Attorney General's office in which the charges alleged violation of state laws governing the disposal of customer records that contain sensitive personal information.

Compliance with changes in federal regulations applicable to long term acute care hospitals operated as "hospitals within hospitals" . . . ., page 14

12. Please disclose the Medicare admissions threshold percentage applicable to your business for the fiscal year ended December 31, 2007 and by how much your host admissions exceeded the applicable threshold.

13. Please disclose the first fiscal year that will be impacted by the lower Medicare admissions threshold of 25%.

14. It appears that these regulations and the lower Medicare admissions thresholds make your strategy of increasing your volume of patients with commercial insurance critical to your future success. If this is the case, please discuss in a separate risk factor how the Medicare admissions thresholds have increased your reliance on this strategy.

Expiration of the three year moratorium imposed on certain federal regulations . . . ., page 15

15. Please quantity the expected impact on your business if the May 2007 rule is applied as currently written.

The moratorium on the Medicare certification of new long term care hospitals and beds in existing long term care hospitals . . . ., page 15

16. Please address whether the moratorium would impact your strategy to expand by acquiring additional long term acute care hospitals that you discuss on page 2.

If our long term acute care hospitals fail to maintain their certifications as long term acute care hospitals . . . ., page 16

    17. Please expand this risk factor to discuss what factors may prevent your long term acute care hospitals from maintaining their current certifications or obtaining new certifications.

Implementation of modifications to the admissions policies for our inpatient rehabilitation facilities . . . ., page 17

    18. To the extent that any of your acute medical rehabilitation hospitals did not meet the Medicare certification criteria in the past, please disclose and discuss the impact on your business. Please quantify the impact to the extent practicable.

Implementation of annual caps that limit the amount that can be paid for outpatient therapy services . . . ., page 18

    19. To the extent practicable, please quantify the impact the annual caps that went into effect on January 1, 2006 had on your revenues and profitability for the fiscal years ended December 31, 2006 and 2007.

Future acquisitions may use significant resources . . . ., page 19

    20. We note your disclosure on page 2 that from your inception in 1997 through 2007, you completed six significant acquisitions for approximately $894.8 million in aggregate consideration. Given your history of acquisitions and your intent to pursue future acquisitions, please discuss any problems you have had in the past improving the operations of facilities acquired. To the extent known or easily obtainable, quantify the number of facilities acquired that you have been unable to improve or effectively integrate. Explain how these problems have affected your operations.

Changes in federal or state law limiting or prohibiting certain physician referrals . . . ., page 20

    21. Please quantify the percentage of your hospitals that are physician-owned hospitals, and to the extent practicable, the percentage of your revenue derived from these hospitals.

Our business operations could be significantly disrupted . . . ., page 20

    22. Please disclose in this risk factor the positions of your key employees.

    23. Please also disclose if you maintain any key life insurance policies for your key employees.

Concentration of ownership among our existing executives, directors and principal stockholders . . . ., page 21

24. Please also include the percentage ownership represented by any shares of common stock that your executives, directors and principal stockholders can acquire that are underlying options.

Our substantial indebtedness may limit the amount of cash flow . . . ., page 21

25. Please separate this discussion into two risk factors with separate subheadings, one related to how your substantial indebtedness may limit the amount of available cash flow and the other related to compliance with financial covenants.

26. In the first risk factor, please quantify the amount or percentage of cash flow from operations that you dedicate to payments on your indebtedness.

27. In the second risk factor, please disclose the key ratios and if Select has ever defaulted on compliance with any ratios.

You will suffer immediate and substantial dilution, page 24

28. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

29. Please revise to disclose the current number of shares that are issuable or will be issuable upon completion of this offering under your options and other employee benefit plans, and the weighted average exercise price of these convertible securities.

Forward-Looking Statements, page 26

30. Please delete the phrase that reads, "You should not place undue reliance on these forward-looking statements." Although we do not object to the other cautionary language in this section, this sentence could be read as a disclaimer of information in your filing.

Use of Proceeds, page 27

31. For any portion of the indebtedness that will be paid off by the use of proceeds, please describe the use of the proceeds of such indebtedness.

32. Please expand the first bullet to disclose the amounts of the indebtedness to be paid off that are attributable to the lenders who are affiliates of the underwriters.

33. Please consider adding a new risk factor that discusses the risks and consequences associated with the fact that you will expend most of the proceeds of the offering to pay down indebtedness held by affiliates of the underwriters, compensate your officers, pay preferred stockholders and reimburse the selling stockholders. If the preferred stockholders and selling stockholders are affiliates, your discussion should address the fact that a significant portion of the proceeds will go to affiliates of the company, identify those affiliates and disclose the amounts to be paid to them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

34. Provide disclosure of the value of outstanding stock options and restricted stock based on the IPO price as required by paragraphs 180 and 182 of the AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation "Practice Aid".

Recent Trends and Events, page 41

35. In an appropriate section in the prospectus, please describe any continuing obligations you have pursuant to your acquisition agreement with HealthSouth.

36. We note that Amendment No. 2 increased the general exception to the prohibition on asset sales under your senior secured credit facility from $100.0 million to $200.0 million. To the extent you have any plans, arrangements or understandings to sell you assets in the near term, please discuss any such plans, arrangements or understandings.

37. Please disclose the financial covenants there were relaxed by Amendment No. 2. To the extent that the covenants were relaxed to avoid violation of the covenants, please expand your disclosure to discuss.

Liquidity and Capital Resources, page 66

38. Please expand your disclosure on page 69 to evaluate separately your ability to meet your liquidity requirements over the long term, as required by our MD&A Interpretive Release (December 2003), Release No. 34-48960.

Business, page 73

39. Please provide a more robust discussion of the development of your business. For example, we note your statement that you have completed six significant acquisitions since your inception. Please briefly describe how these significant acquisitions have contributed to the development of your business and discuss their material terms. For the Healthsouth acquisition and any other material acquisitions you completed during the past five years, please disclose the assets acquired and the obligations and rights both obtained and granted. Also disclose the amounts and forms of consideration for each material acquisition

including the amount of cash payments, assumption of indebtedness, issuance of equity securities, etc. You should also disclose the amount of debt incurred to finance the cash portion of the consideration, if any.

40. Please provide a complete description of the Merger Transactions in the Business section, including a description of the formation and capitalization of Holdings, the reasons for the Merger Transactions and other material aspects of the Merger Transactions.

Specialty Hospitals, page 73

41. Please briefly describe the accreditation process of The Joint Commission and CARF and how you obtained those accreditations.

42. We refer to your discussion of the relocation plan in the fifth paragraph on page 74. Please discuss if this plan will change your mix of HIHs and free-standing hospitals, including a discussion of the impact on the numbers and the timing of the changes.

Outpatient Rehabilitation, page 76

43. We note that approximately 90% of your net operating revenues in this segment come from commercial payors. Please describe your relationships with any key commercial payors for this segment or for your overall business and disclose the amount they contribute to your net operating revenues. To the extent you have any agreements with such parties, please so indicate and describe the material terms of the agreements. You should also file the agreements as exhibits to the registration statement.

Legal Proceedings, page 83

44. Please consider adding disclosure regarding Select Medical Corporation's recent settlement with the Texas Attorney General's office in which the charges alleged violation of state laws governing the disposal of customer records that contain sensitive personal information.

Compensation Discussion and Analysis, page 107

45. Please expand your disclosure to discuss the role your CEO plays in setting his own compensation.

Base Salary, page 108

46. We understand that the compensation committee does not establish compensation levels based on benchmarking but that the committee considers whether the compensation provided is competitive for the health care industry. Please expand your disclosure to describe any data regarding compensation in the health care industry used by the compensation committee in its determination.

Long Term Cash Incentive Plan, page 109

47. Please disclose the individual payments that will be made to each of your named executive officers under the Cash Plan as a result of the initial public offering. If you have already disclosed these amounts on page 118, please revise the table on page 118 to state that these are the amounts that will be paid upon completion of this initial public offering.

48. Please disclose whether the payments to holders of your preferred stock who are not selling stockholders in this offering for a portion of the value of their preferred shares will trigger payments under the Cash Plan. If so, please disclose the cumulative and individual amounts to be paid to your named executive officers under the Cash Plan.

Potential Payments upon Termination or Change in Control, page 115

49. Please include in the payment amounts disclosed in this section the tax gross-up you may be required to pay applying the assumptions that the triggering event took place on December 31, 2007.

Director Compensation Table, page 118

50. On page 119 you state that in 2007 you granted options to acquire 10,000 shares of common stock to each of Messrs. Chernow, Dalton and Swergold pursuant to the Director Plan. It appears you have not reflected those options in the table on page 118. Please explain why or revise the table. Please also note that the Instruction to Item 402(k)(2)(iv) of Regulation S-K and Question 127.03 of our Compliance & Disclosure Interpretations on Regulation S-K require that you disclose by footnote the grant date fair value of each equity award granted during your last completed fiscal year.

2008 Annual Performance-Based Bonus, page 128

51. Please disclose the financial performance targets referenced in this section.

Principal and Selling Stockholders, page 129

52. To the extent you have not already done so, please revise this section or in another appropriate place in your document include a discussion of the private placement transactions where your selling stockholders acquired their shares of preferred or common stock, including any conversion rates, terms and purchase prices.

Certain Relationships and Related Transactions, page 131

53. Please disclose the amount of senior subordinated notes held by each related person and the amount of interest payable on the notes during the last fiscal year. See the Instructions to Item 404(a).

54. Please expand to disclose the basis on which each person is a related person as required by Item 404(a)(1) of Regulation S-K.

55. Please expand to disclose the approximate dollar value of the amount of each related person's interest in the transaction. See Item 404(a)(4) of Regulation S-K. For example, for the office space leases, please disclose each related person's interest in the payments made to the four partnerships.

56. For the office space leases, we note your statement that for the year ended December 31, 2007, you paid to these partnerships an aggregate amount of $2.3 million, for office rent, for various improvements to the office space and miscellaneous expenses. We also note your statement that you currently pay approximately $3.2 million per year in rent for the office space leased from these four partnerships. Please revise your disclosure to explain what accounts for the difference.

Description of Capital Stock, page 134

Registration Rights, page 134

57. Please revise your disclosure to disclose all the persons who have registration rights who are greater than 5% stockholders, officers, directors or otherwise affiliates of the company.

58. Please delete the reference to Form S-2 as this form for registration no longer exists.

Description of Indebtedness, page 138

59. We refer to the third bullet point under the subsection "Prepayments." Please address whether the initial public offering triggers this mandatory prepayment obligation under the senior secured credit facility and whether your use of proceeds to pay off a portion of the outstanding loans under the facility satisfies this obligation.

Underwriters, page 148

60. On page 150, you state that "certain of the underwriters and/or their respective affiliates have directly and indirectly engaged in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received customary compensation, fees and expense reimbursement." Please revise to provide a further

description of the dealings that have been engaged in with the underwriters and their affiliates and the fees that have been paid to date.

Item 16. Exhibits and Financial Statement Schedules, page II-3

61. Please file all exhibits as promptly as practicable. We note, for example, that you have not yet filed the legal opinion. Please note that we will need time to review all exhibits once filed.

Consolidated Financial Statements, page F-1

62. Your financial statements are now stale. Please update your financial statements to include the period ended June 30, 2007 and 2008. Refer to Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

1. Organization and Significant Accounting Policies, page F-8

Stock Options, page F-14

63. Please revise your disclosure here, as it is stated that no compensation cost was recognized for options from January 1, 2005 through February 24, 2005, while the pro forma reconciliation appears to indicate that approximately $88 million was recognized.

64. Upon completion of the pricing of this offering we may have comments on your accounting for stock compensation and related disclosure. Provide quantitative and qualitative disclosures explaining the difference between the expected offering price and the fair value of your common stock. Provide us the number of stock options granted or restricted shares issued from August 1, 2007 to the date of your response, the fair value of the underlying common stock used at each date and the amount of stock compensation to be recognized.

2. Acquisitions, page F-16

For the Year Ended December 31, 2007, page 17

65. Please disclose the primary reasons for acquiring substantially all of the outpatient rehabilitation division of HealthSouth Corporation, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

10. Stock Options

66. Explain why a discount needed to be applied for lack of control and lack of marketability in order to determine the fair value of the common stock. Explain why these factors were not

already reflected in the starting market value you used. Also explain how you determined the amount of discount to be used.

67. Provide the disclosure required by paragraph 179a of the Practice Aid by month or quarter. Also expand the disclosure to include 2005 in all tables or explain why it is not necessary.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen M. Leitzell, Esq.
        Dechert LLP
        Cira Centre
        2929 Arch Street
        Philadelphia, Pennsylvania 19104